UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2
(604) 456-6010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

⊠ Form 20-F   ⃞ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits:

99.1       News Release dated 26 October 2010

99.2       Material Change Report 26 October 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date:	October 26, 2010	By:	/s/ L. Kaler

		Name:	Livleen Kaler
		Title:	Chief Financial Officer